Exhibit 99.1

Lufax Reports First Quarter 2022 Financial Results

SHANGHAI, China, May 26, 2022 — Lufax Holding Ltd (“Lufax” or the “Company”) (NYSE: LU), a leading technology-empowered personal financial services platform in China, today announced its unaudited financial results for the first quarter ended March 31, 2022.

First Quarter 2022 Financial Highlights

•	Total income increased by 13.5% to RMB17,316 million (US$2,732 million) in the first quarter of 2022 from RMB15,251 million in the same period of 2021.

•	Net profit increased by 6.5% to RMB5,290 million (US$834 million) in the first quarter of 2022 from RMB4,969 million in the same period of 2021.

	Three Months Ended March 31,
	2021	2022		YoY
(In millions except percentages, unaudited)	RMB	RMB	USD
Total income	15,251	17,316	2,732	13.5%
Total expenses	(8,530)	(10,163)	(1,603)	19.1%
Total expenses excluding credit and asset impairment losses	(7,477)	(7,339)	(1,158)	(1.8%)
Credit and asset impairment losses	(1,053)	(2,824)	(445)	168.2%
Net profit[1]	4,969	5,290	834	6.5%

First Quarter 2022 Operational Highlights

Retail credit facilitation business:

•	Outstanding balance of loans facilitated increased by 16.1% to RMB676.3 billion as of March 31, 2022 from RMB582.6 billion as of March 31, 2021.

•	Cumulative number of borrowers increased by 17.9% to approximately 17.8 million as of March 31, 2022 from approximately 15.1 million as of March 31, 2021.

•	New loans facilitated decreased by 4.7% to RMB164.3 billion in the first quarter of 2022 from RMB172.4 billion in the same period of 2021.

•	During the first quarter of 2022, excluding the consumer finance subsidiary, 83.5% of new loans facilitated were disbursed to small business owners, up from 75.7% in the same period of 2021.

•	During the first quarter of 2022, excluding the consumer finance subsidiary, the Company bore risk on 20.4% of its new loans facilitated, up from 12.5% in the same period of 2021.

•	As of March 31, 2022, including the consumer finance subsidiary, the Company bore risk on 19.4% of its outstanding balance, up from 8.7% as of March 31, 2021.

[1]	For the first quarter of 2022 and the same period of 2021, no Non-IFRS adjustment was made.

•	For the first quarter of 2022, the Company’s retail credit facilitation revenue take rate[2] based on loan balance was 9.7%, as compared to 10.0% for the first quarter of 2021.

•

C-M3 flow rate[3] for the total loans the Company had facilitated was 0.6% in the first quarter of 2022, as compared to 0.5% in the fourth quarter of 2021. Flow rates for the general unsecured loans and secured loans the Company had facilitated were 0.7% and 0.2%, respectively, in the first quarter of 2022, as compared to 0.6% and 0.2%, respectively, in the fourth quarter of 2021.

•

Days past due (“DPD”) 30+ delinquency rate[4] for the total loans the Company had facilitated was 2.6% as of March 31, 2022, as compared to 2.2% as of December 31, 2021. DPD 30+ delinquency rate for general unsecured loans was 3.0% as of March 31, 2022, as compared to 2.6% as of December 31, 2021. DPD 30+ delinquency rate for secured loans was 1.0% as of March 31, 2022, as compared to 0.8% as of December 31, 2021.

•

DPD 90+ delinquency rate[5] for the total loans facilitated was 1.4% as of March 31, 2022, as compared to 1.2% as of December 31, 2021. DPD 90+ delinquency rate for general unsecured loans was 1.6% as of March 31, 2022, as compared to 1.5% as of December 31, 2021. DPD 90+ delinquency rate for secured loans was 0.5% as of March 31, 2022, as compared to 0.4% as of December 31, 2021.

Wealth management business:

•	Total number of registered users grew to 52.0 million as of March 31, 2022 from 46.5 million as of March 31, 2021.

•	Total number of active investors grew to 15.2 million as of March 31, 2022 from 14.8 million as of March 31, 2021.

•	Total client assets grew by 2.7% to RMB432.6 billion as of March 31, 2022 from RMB421.1 billion as of March 31, 2021.

•	Client assets in the Company’s current products increased by 3.7% to RMB432.6 billion as of March 31, 2022 from RMB417.1 billion as of March 31, 2021.

•	As of March 31, 2022, no client assets remained in legacy products. Legacy products had accounted for 0.9% of total client assets as of March 31, 2021.

•	The 12-month investor retention rate was 94.4% as of March 31, 2022, as compared to 96.6% as of March 31, 2021.

[2]

The take rate of retail credit facilitation business is calculated by dividing the aggregated amount of retail credit facilitation service fee, net interest income, guarantee income and the penalty fees and account management fees by the average outstanding balance of loans facilitated for each period.

[3]

Flow rate estimates the percentage of current loans that will become non-performing at the end of three months, and is defined as the product of (i) the loan balance that is overdue from 1 to 29 days as a percentage of the total current loan balance of the previous month, (ii) the loan balance that is overdue from 30 to 59 days as a percentage of the loan balance that was overdue from 1 to 29 days in the previous month, and (iii) the loan balance that is overdue from 60 to 89 days as a percentage of the loan balance that was overdue from 30 days to 59 days in the previous month. Loans from legacy products and consumer finance subsidiary are excluded from the flow rate calculation.

[4]

DPD 30+ delinquency rate refers to the outstanding balance of loans for which any payment is 30 to 179 calendar days past due divided by the outstanding balance of loans. Loans from legacy products and consumer finance subsidiary are excluded from the calculation.

[5]

DPD 90+ delinquency rate refers to the outstanding balance of loans for which any payment is 90 to 179 calendar days past due divided by the outstanding balance of loans. Loans from legacy products and consumer finance subsidiary are excluded from the calculation.

•	Contribution to total client assets from customers with investments of more than RMB300,000 on the Company’s platform increased to 81.3% as of March 31, 2022 from 76.3% as of March 31, 2021.

•

During the first quarter of 2022, the annualized take rate[6] for current products and services on the Company’s wealth management platform was 53.9 bps, down from 64.0 bps during the fourth quarter of 2021.

Mr. Ji Guangheng, Chairman of Lufax, commented, “We overcame external challenges and delivered another quarter of solid financial and operational performance by leveraging our core competitive advantages in regulatory compliance, market potential, business models, and capital reserves. As part of our plan to reward shareholders, we also paid out our inaugural dividend during April. More importantly, we are actively implementing a series of operational initiatives to preempt any potential capital market dislocations. Looking ahead, we will remain fully in sync with China’s national policy directives, offer inclusive financing services, and continue to demonstrate our resolve, resiliency, and commitment to support small- and micro-businesses and the real economy at large.”

Mr. Gregory Gibb, Co-Chief Executive Officer of Lufax, commented, “Our first quarter results exceeded our own guidance both on the top and bottom lines, as we further augmented our competitive strengths on the back of our stable operations. While there remains uncertainty ahead given the ongoing pandemic, we have implemented a number of proactive measures, including targeting higher-quality customers, providing more customized products, and improving our risk management efficiency, to enhance our business. We are confident that our strong balance sheet, abundant cash reserves, and well-funded credit insurance and funding partners have equipped us with significant strength and flexibility to weather the COVID resurgence and related economic slowdown.”

Mr. James Zheng, Chief Financial Officer of Lufax, commented, “During the first quarter, our total income increased by 13.5% year over year to RMB17.3 billion and our net profit grew by 6.5% to RMB5.3 billion, mostly driven by our stable unit economics, deeper market penetration, and sophisticated risk-sharing business model. As of March 31, 2022 we had approximately RMB52.1 billion in liquid assets7 maturing in 90 days or less. While we have great confidence in our own ability to thrive in a challenging external environment, we are also cognizant of the severe downward pressure that the simultaneous rolling lockdowns across multiple cities have put on the entire economy and the financial services industry. Because it is next to impossible to predict the duration and severity of the COVID-induced economic slowdown, we have adopted a more conservative outlook towards our own growth prospects and revised our guidance accordingly.”

First Quarter 2022 Financial Results

TOTAL INCOME

Total income increased by 13.5% to RMB17,316 million (US$2,732 million) in the first quarter of 2022 from RMB15,251 million in the same period of 2021. The Company’s revenue mix changed with the evolution of its business model, as it gradually bore more credit risk and increased funding from consolidated trust plans that provided lower funding costs.

	Three Months Ended March 31,
	2021		2022		YoY
(In millions except percentages, unaudited)	RMB	% of income	RMB	% of income
Technology platform-based income	10,290	67.5%	9,292	53.7%	(9.7%)
Retail credit facilitation service fees	9,665	63.4%	8,700	50.2%	(10.0%)
Wealth management transaction and service fees	625	4.1%	592	3.4%	(5.3%)
Net interest income	2,911	19.1%	4,984	28.8%	71.2%
Guarantee income	551	3.6%	1,902	11.0%	245.2%
Other income	1,039	6.8%	704	4.1%	(32.2%)
Investment income	490	3.2%	435	2.5%	(11.2%)
Share of net profits of investments accounted for using the equity method	(30)	(0.2%)	(0)	(0)	(100.0%)
Total income	15,251	100%	17,316	100%	13.5%

[6]

The take rate for the wealth management business is calculated by dividing total wealth management transaction and service fees for current products by average client assets in the Company’s current products. Part of the wealth management transaction and service fees do not generate client assets.

[7]

The liquid assets consist of cash at bank, financial assets at amortized cost, financial assets purchased under reverse repurchase agreements and financial assets at fair value through profit or loss with a maturity of 90 days or less as of March 31, 2022.

•

Technology platform-based income decreased by 9.7% to RMB9,292 million (US$1,466 million) in the first quarter of 2022 from RMB10,290 million in the same period of 2021 due to a decrease in retail credit facilitation service fees, and wealth management transaction and service fees.

•

Retail credit facilitation service fees decreased by 10.0% to RMB8,700 million (US$1,372 million) in the first quarter of 2022 from RMB9,665 million in the same period of 2021, mainly due to changes in the Company’s business model that resulted in more income being recognized in net interest income and guarantee income, and to a lesser extent, a lower take rate as a result of being more selective in borrowers.

•

Wealth management transaction and service fees decreased by 5.3% to RMB592 million (US$93 million) in the first quarter of 2022 from RMB625 million in the same period of 2021. The decrease was mainly driven by the run-off of legacy products, partially offset by the increase in fees generated from the Company’s current products and services.

•

Net interest income increased by 71.2% to RMB4,984 million (US$786 million) in the first quarter of 2022 from RMB2,911 million in the same period of 2021, mainly as a result of 1) the Company’s increased usage of trust funding channels that were consolidated by the Company (as of March 31, 2022, the Company’s on-balance sheet loans accounted for 34.5% of its total loan balance under management, as compared to 24.7% as of March 31, 2021), and 2) increase in the consumer finance loans.

•

Guarantee income increased by 245% to RMB1,902 million (US$300 million) in the first quarter of 2022 from RMB551 million in the same period of 2021, primarily due to the increase in the loans for which the Company bore credit risk.

•

Other income decreased to RMB704 million (US$111 million) in the first quarter of 2022 from RMB1,039 million in the same period of 2021, mainly due to the change of service scope and fee structure that the Company provided and charged to its financial institution partners.

•	Investment income decreased by 11.2% to RMB435 million (US$69 million) in the first quarter of 2022 from RMB490 million in the same period of 2021, mainly due to the decrease of investment asset.

TOTAL EXPENSES

Total expenses increased by 19.1% to RMB10,163 million (US$1,603 million) in the first quarter of 2022 from RMB8,530 million in the same period of 2021. This increase was mainly driven by credit impairment losses, since credit impairment losses increased by 168% to RMB2,824 million (US$445 million) in the first quarter of 2022 from RMB1,053 million in the same period of 2021. Total expenses excluding credit impairment losses, finance costs and other (gains)/losses increased by 2.7% to RMB7,247 million (US$1,143 million) in the first quarter of 2022 from RMB7,055 million in the same period of 2021.

	Three Months Ended March 31,
	2021		2022		YoY
(In millions except percentages, unaudited)	RMB	% of income	RMB	% of income
Sales and marketing expenses	4,233	27.8%	4,484	25.9%	5.9%
General and administrative expenses	854	5.6%	726	4.2%	(15.0%)
Operation and servicing expenses	1,521	10.0%	1,590	9.2%	4.5%
Technology and analytics expenses	447	2.9%	448	2.6%	0.2%
Credit impairment losses	1,053	6.9%	2,824	16.3%	168.2%
Finance costs	284	1.9%	211	1.2%	(25.7%)
Other (gains)/losses - net	138	0.9%	(118)	(0.7%)	(185.5%)
Total expenses	8,530	55.9%	10,163	58.7%	19.1%

•	Sales and marketing expenses increased by 5.9% to RMB4,484 million (US$707 million) in the first quarter of 2022 from RMB4,233 million in the same period of 2021.

•

Borrower acquisition expenses decreased by 7.3% to RMB2,435 million (US$384 million) in the first quarter of 2022 from RMB2,627 million in the same period of 2021. The decrease was mainly due to increased sales productivity and continual optimization of commissions, partly offset by the increased investment in direct sales channel.

•

Investor acquisition and retention expenses decreased by 11.1% to RMB104 million (US$16 million) in the first quarter of 2022 from RMB117 million in the same period of 2021, mostly due to the improvement in the Company’s investor acquisition efficiency.

•

General sales and marketing expenses increased by 30.5% to RMB1,945 million (US$307 million) in the first quarter of 2022 from RMB1,490 million in the same period of 2021. This increase was primarily due to the increase in sales cost related to platform services[8] and the increase in the staff costs for sales and marketing personnel.

•

General and administrative expenses decreased by 15.0% to RMB726 million (US$115 million) in the first quarter of 2022 from RMB854 million in the same period of 2021 as a result of the Company’s expense control measures.

•

Operation and servicing expenses increased by 4.5% to RMB1,590 million (US$251 million) in the first quarter of 2022 from RMB1,521 million in the same period of 2021, primarily due to the increase of trust plan management expenses, which resulted from the increase in consolidated trust plans.

•

Technology and analytics expenses increased by 0.2% to RMB448 million (US$71 million) in the first quarter of 2022 from RMB447 million in the same period of 2021, mainly due to the Company’s ongoing investments in technology research and development.

•

Credit impairment losses increased by 168.2% to RMB2,824 million (US$445 million) in the first quarter of 2022 from RMB1,053 million in the same period of 2021, mainly driven by 1) the increase of provision and indemnity loss driven by increased risk exposure, and 2) the change in credit performance due to impact of the COVID-19 outbreak.

[8]	Platform services are provided by the Company’s platform, and this income is primarily based on transaction volume.

•

Finance costs decreased by 25.7% to RMB211 million (US$33 million) in the first quarter of 2022 from RMB284 million in the same period of 2021, mainly due to the increase in interest income resulting from the increase in deposits.

•

Other gains were RMB118 million (US$19 million) in the first quarter of 2022 compared to other losses of RMB138 million in the same period of 2021, mainly due to the foreign exchange gain in the first quarter of 2022.

NET PROFIT

Net profit increased by 6.5% to RMB5,290 million (US$834 million) in the first quarter of 2022 from RMB4,969 million in the same period of 2021, driven by the aforementioned factors, If non-cash foreign exchange gains and losses were excluded from the calculation of net profit, then the year on year increase in net profit would have been 2.1% instead.

EARNINGS PER ADS

Basic and diluted earnings per American Depositary Share (“ADS”) were RMB2.31 (US$0.36) and RMB2.14 (US$0.34), respectively, in the first quarter of 2022.

BALANCE SHEET

The Company had RMB40,556 million (US$6,398 million) in cash at bank as of March 31, 2022, as compared to RMB34,743 million as of December 31, 2021.

Recent Developments

US$1 Billion Share Repurchase Program

During 2021, the Company’s board of directors authorized share repurchase programs under which the Company could repurchase up to an aggregate of US$1 billion of its ADSs during the specific period. As of March 31, 2022, the Company had repurchased approximately 110 million ADSs for approximately US$877 million under these share repurchase programs.

US$500 Million Share Repurchase Program

On March 7, 2022, the Company’s board of directors authorized an additional share repurchase program, under which the Company may repurchase up to an aggregate of US$500 million worth of its ADSs over the following twelve months.

Early retirement of CFO

Mr. James Zheng, the Company’s CFO, will be taking early retirement from the end of this June after many years career with the Company. Over his years of service James has contributed a great deal to the success of Lufax. The Company would like to thank James for his service. The company has started the search for a new CFO. During the interim period, Mr. David Choy, Chief Financial Officer of Puhui, will assume the finance function of the company.

Business Outlook

During the first quarter of 2022, the overall economics in China was impacted by the regional lockdowns. Under the current zero COVID policy, the Company believes that rolling lockdowns, simultaneously affecting multiple cities, will likely remain rooted in the landscape throughout most of 2022, thus exerting severe negative influences on the entire economy and the credit business. As such, the Company would like to provide its revised guidance to account for the near-term macro headwinds.

For the first half of 2022, the Company expects its new loans facilitated to decrease between 7% to 10% year over year to the range of RMB294 billion to RMB301 billion, client assets to grow by 1% to 3% year over year to the range of RMB425 billion to RMB434 billion, total income to grow by 8% to 10% year over year to the range of RMB32.5 billion to RMB33.1 billion, and net profit to decrease between 11% to 13% year over year to the range of RMB8.5 billion to RMB8.6 billion. If non-cash foreign exchange losses were excluded from the calculation of net profit, then the Company’s expectation would be for a decrease in net profit for the first half of 2022 of between 3% and 4%.

These forecasts reflect the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call Information

The Company’s management will hold an earnings conference call at 9:00 P.M. U.S. Eastern Time on Wednesday, May 25, 2022 (9:00 A.M. Beijing Time on Thursday, May 26, 2022) to discuss the financial results. For participants who wish to join the call, please complete online registration using the link provided below in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique access PIN, which can be used to join the conference call.

Registration Link:https://ige.netroadshow.com/registration/q4inc/11007/lufax-holding-ltd-first-quarter-2022-earnings-conference-call/

A replay of the conference call will be accessible through June 1, 2022 (dial-in numbers: +1 (866) 813-9403 or +1 (226) 828-7578; replay access code: 992269). A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://ir.lufaxholding.com.

About Lufax

Lufax Holding Ltd is a leading technology-empowered personal financial services platform in China. Lufax Holding Ltd primarily utilizes its customer-centric product offerings and offline to-online channels to provide retail credit facilitation services to small business owners and salaried workers in China as well as tailor-made wealth management solutions to China’s rapidly growing middle class. The Company has implemented a unique, capital-light, hub-and spoke business model combining purpose-built technology applications, extensive data, and financial services expertise to effectively facilitate the right products to the right customers.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.3393 to US$1.00, the rate in effect as of March 31, 2022, as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Lufax’s beliefs and expectations, are forward-looking statements. Lufax has based these forward-looking statements largely on its current expectations and projections about future events and financial trends, which involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. These forward-looking statements include, but are not limited to, statements about Lufax’s goals and strategies; Lufax’s future business development, financial condition and results of operations; expected changes in Lufax’s income, expenses or expenditures; expected growth of the retail credit facility and wealth management markets; Lufax’s expectations regarding demand for, and market acceptance of, its services; Lufax’s expectations regarding its relationship with borrowers, platform investors, funding sources, product providers and other business partners; general economic and business conditions; and government policies and regulations relating to the industry Lufax operates in. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Lufax’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Lufax does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Lufax Holding Ltd

Email: Investor_Relations@lu.com

ICR, LLC

Robin Yang

Tel: +1 (646) 308-0546

Email: lufax.ir@icrinc.

LUFAX HOLDING LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended March 31,
	2021	2022
	RMB	RMB	USD
Technology platform-based income	10,290,119	9,292,015	1,465,779
Retail credit facilitation service fees	9,665,145	8,699,844	1,372,367
Wealth management transaction and service fees	624,974	592,171	93,413
Net interest income	2,910,924	4,983,561	786,137
Guarantee income	551,375	1,902,334	300,086
Other income	1,038,556	703,575	110,986
Investment income	489,706	434,988	68,618
Share of net profits of investments accounted for using the equity method	(29,883)	(377)	(59)

Total income	15,250,797	17,316,096	2,731,547

Sales and marketing expenses	(4,233,269)	(4,483,896)	(707,317)
General and administrative expenses	(853,705)	(725,541)	(114,451)
Operation and servicing expenses	(1,521,187)	(1,589,827)	(250,789)
Technology and analytics expenses	(446,593)	(447,883)	(70,652)
Credit impairment losses	(1,053,250)	(2,823,516)	(445,399)
Asset impairment losses	—	—	—
Finance costs	(284,092)	(210,792)	(33,252)
Other gains/(losses) - net	(137,966)	118,027	18,618

Total expenses	(8,530,062)	(10,163,428)	(1,603,241)

Profit before income tax expenses	6,720,735	7,152,668	1,128,306
Income tax expenses	(1,752,106)	(1,862,787)	(293,847)

Net profit for the period	4,968,629	5,289,881	834,458

Net profit/(loss) attributable to:
Owners of the Group	4,995,358	5,278,942	832,733
Non-controlling interests	(26,729)	10,939	1,726

Net profit for the period	4,968,629	5,289,881	834,458

Earnings per share
-Basic earnings per share	4.18	4.62	0.73

-Diluted earnings per share	3.91	4.28	0.68

-Basic earnings per ADS	2.09	2.31	0.36

-Diluted earnings per ADS	1.96	2.14	0.34

LUFAX HOLDING LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share data, or otherwise noted)

	As of December 31,	As of March 31,
	2021	2022
	RMB	RMB	USD
Assets
Cash at bank	34,743,188	40,556,230	6,397,588
Restricted cash	30,453,539	32,830,158	5,178,830
Financial assets at fair value through profit or loss	31,023,211	22,411,763	3,535,369
Financial assets at amortized cost	3,784,613	4,135,985	652,436
Financial assets purchased under reverse repurchase agreements	5,527,177	7,581,474	1,195,948
Accounts and other receivables and contract assets	22,344,773	20,538,961	3,239,941
Loans to customers	214,972,110	232,924,575	36,742,949
Deferred tax assets	4,873,370	4,045,011	638,085
Property and equipment	380,081	357,891	56,456
Investments accounted for using the equity method	459,496	459,120	72,424
Intangible assets	899,406	897,482	141,574
Right-of-use assets	804,990	746,276	117,722
Goodwill	8,918,108	8,918,108	1,406,797
Other assets	1,249,424	1,580,305	249,287

Total assets	360,433,486	377,983,339	59,625,406

Liabilities
Payable to platform users	2,747,891	2,374,849	374,623
Borrowings	25,927,417	31,663,352	4,994,771
Current income tax liabilities	8,222,684	7,378,003	1,163,851
Accounts and other payables and contract liabilities	8,814,255	7,415,382	1,169,748
Payable to investors of consolidated structured entities	195,446,140	203,756,412	32,141,784
Financial guarantee liabilities	2,697,109	3,340,716	526,985
Deferred tax liabilities	833,694	963,292	151,956
Lease liabilities	794,544	742,462	117,121
Convertible promissory note payable	10,669,498	10,808,448	1,704,991
Optionally convertible promissory notes	7,405,103	7,493,776	1,182,114
Other liabilities	2,315,948	2,181,685	344,152

Total liabilities	265,874,283	278,118,377	43,872,096

Equity
Share capital	75	75	12
Share premium	33,365,786	33,409,962	5,270,292
Treasury shares	(5,560,104)	(5,642,769)	(890,125)
Other reserves	9,304,995	9,344,200	1,474,011
Retained earnings	55,942,943	61,221,885	9,657,515

Total equity attributable to owners of the Company	93,053,695	98,333,353	15,511,705

Non-controlling interests	1,505,508	1,531,609	241,605

Total equity	94,559,203	99,864,962	15,753,311

Total liabilities and equity	360,433,486	377,983,339	59,625,406

LUFAX HOLDING LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended March 31,
	2021	2022
	RMB	RMB	USD
Net cash generated from/(used in) operating activities	1,784,388	(1,702,222)	(268,519)
Net cash generated from/(used in) investing activities	(3,840,244)	6,895,061	1,087,669
Net cash generated from/(used in) financing activities	1,922,448	(725,147)	(114,389)
Effects of exchange rate changes on cash and cash equivalents	23,707	(22,177)	(3,498)

Net increase/(decrease) in cash and cash equivalents	(109,701)	4,445,515	701,263
Cash and cash equivalents at the beginning of the period	23,785,651	26,496,310	4,179,690

Cash and cash equivalents at the end of the period	23,675,950	30,941,825	4,880,953